Exhibit 99.1

PS International Group Ltd. Announces 8 for 1 Share Consolidation

Hong Kong, October 9, 2025 (GLOBE NEWSWIRE) -- PS International Group Ltd.. (“PSIG” or the “Company”) (Nasdaq: PSIG), a global logistics and supply chain solution provider, today announced that the Company’s board of directors approved on September 5, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on an 8-for-1 ratio (the “Share Consolidation”), with the marketplace effective date of October 13, 2025.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2), which pertains to the minimum bid price requirement, and maintain its listing on the Nasdaq Capital Market.

Beginning with the opening of trading on October 13, 2025, the Company’s ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “PSIG” but under a new CUSIP number, G7308J113.

As a result of the Share Consolidation, each 8 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

At the time the share consolidation is effective, the Company’s authorised share capital will be changed from US$50,000 divided into 500,000,000 Shares, 400,000,000 of which shall be Ordinary Shares, US$0.0001 par value per share, and 100,000,000 shares of which shall be Undesignated Shares, US$0.0001 par value per share, to US$50,000 divided into 62,500,000 Shares of a par value of US$0.0008 each comprising 50,000,000 Ordinary Shares of a par value of US$0.0008 each and 12,500,000 Undesignated Shares of a par value of US$0.0008 each. The Company’s total issued and outstanding ordinary shares will be changed from 26,326,936 ordinary shares with a par value of US$0.0001 per share to approximately 3,290,867 ordinary shares with a par value of US$0.0008 per share.

About PS International Group Ltd.

PSI is a long-established global logistics and supply chain solution provider, specialized in air freight forwarding services, connecting businesses from Asian transportation hubs to the US and the rest of the world. We operate through our Operating Subsidiaries in Hong Kong, namely Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited, which derive revenue from air freight forwarding services, ocean freight forwarding services and supply chain ancillary services. more information, please visit the Company’s website at https:// www.psi-groups.com/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

PS International Group Ltd.
Man Kiu Chan

Chief Financial Officer

Email:  joseph.chan@psi-groups.com